EXHIBIT 99.1

MAG Silver Announces Planned Retirement of CXO

VANCOUVER, British Columbia, May 21, 2024 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces the planned retirement of Co-Founder and Chief Exploration Officer (“CXO”), Dr. Peter Megaw, effective May 21, 2024. Peter has been an integral part of MAG Silver’s success, applying over 45 years of relevant experience to our silver and gold exploration efforts, with the past ten years dedicated to serving as MAG’s CXO.

Peter’s retirement marks the culmination of over 20 years of dedicated service to MAG. Under his leadership, Juanicipio, one of the world’s leading silver deposits, was discovered, financed, developed and is now in operation. Beyond the discovery of Juanicipio, as Co-Founder, Peter played an integral role in the development of the Company including its IPO, seven years of service on the Board, its acquisition of strategic exploration properties in prolific jurisdictions and its growth into the substantial silver producer it is today. Peter will continue as a consultant to the Company following his retirement from executive duties at MAG.

"On behalf of MAG, I would like to extend heartfelt thanks to Peter for his tireless efforts and leadership,” said George Paspalas, President and CEO of MAG. “While he is retiring from executive duties, we will continue to benefit from his wisdom and expertise in his ongoing consulting role. Peter’s vision as a founder, passion for geology, commitment to excellence, and dedication to our projects have left an indelible mark on MAG Silver."

In his new role as a consultant, Peter will provide strategic guidance and insight to MAG's management team, drawing upon his extensive experience in Juanicipio’s geology as well as advancing the hub-and-spoke thesis at the Deer Trail property in Utah.

"It has been a privilege to have had a hand in MAG’s remarkable journey over the last two decades and a great honor to collaborate with a brilliant group of colleagues over that time. Working with Dan MacInnis and George Paspalas, CEOs who really get exploration, has made all the difference for me…and MAG," said Peter Megaw, outgoing CXO of MAG. "As I segue into a more relaxed lifestyle of writing, family and mineralogy, I look forward to continuing to contribute to MAG’s ongoing success by supporting her exploration team as they advance the enviable portfolio of assets we’ve assembled. MAG has a bright future and I am excited to remain involved in shaping her trajectory."

About MAG Silver Corp.

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. Forward-looking statements in this press-release include, but are not limited to, statements with respect to Peter’s ongoing engagement within the Company in a consulting role and the anticipated benefits therefrom. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

The annual information form of the Company dated March 27, 2024 and other documents filed by it from time to time with securities regulatory authorities describe in greater detail the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available under our profile on SEDAR+ at www.sedarplus.ca.

Please Note: Investors are urged to consider closely the disclosures in MAG’s annual and quarterly reports and other public filings, accessible through the Internet at www.sedarplus.ca and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications
Phone: (604) 630-1399
Toll Free: (866) 630-1399
Email: info@magsilver.com